UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13G

                    Under the Securities Exchange Act of 1934




                               ROUGE STEEL COMPANY
                    _________________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    _________________________________________
                         (Title of Class of Securities)

                                    779099 10
                    _________________________________________
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 779099 10                                                  Page 2 of 4

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Worthington Industries, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) _____
                                                (b) _____

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware


      5.     SOLE VOTING POWER
             5,999,600


      6.     SHARED VOTING POWER
             -0-


      7.     SOLE DISPOSITIVE POWER
             5,999,600


      8.     SHARED DISPOSITIVE POWER
             -0-


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,999,600


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
      27.4%

12.   TYPE OF REPORTING PERSON*
      CO

CUSIP NO. 779099 10                                                  Page 3 of 4


ITEM 1(A).  NAME OF ISSUER
            Rouge Steel Company

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            P. O. Box 1699, 3001 Miller Road, Dearborn, MI  48121-1699

ITEM 2(A).  NAME OF PERSON FILING
            Worthington Industries, Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 1205 Dearborn Drive, Columbus, OH 43085-4769

ITEM 2(C)   CITIZENSHIP
            Delaware

ITEM 2(D)   TITLE OF CLASS OF SECURITIES
            Common Stock, $.01 par value

ITEM 2(E)   CUSIP
            779099 10
ITEM 3.     Not Applicable

ITEM 4.     OWNERSHIP.
            Ownership is based on 21,903,536 total outstanding shares of Common Stock at December 31, 1996

ITEM 4(A)   AMOUNT BENEFICIALLY OWNED:
            5,999,600 shares beneficially owned.(1)

ITEM 4(B)   PERCENT OF CLASS
            27.4%(2)

ITEM 4(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (i)   Sole power to vote or to direct the vote:
                  5,999,600 (see Footnote 1)
            (ii)  Shared power to vote or to direct the vote:
                  -0-
            (iii) Sole power to dispose or to direct the disposition of:
                  5,999,600 (see Footnote 1)

______________________
(1) Further divided into two classes: 422,000 shares of Class B Common Stock and 5,577,600 shares of Class A Common Stock.

(2) This percentage is explained as 6% of the issued and outstanding shares of Class B Common Stock and 19.9% of Class A Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees.

CUSIP NO. 779099 10                                                  Page 4 of 4


            (iv)  Shared power to dispose or to direct the disposition of:
                  -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
            Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    WORTHINGTON INDUSTRIES, INC.


DATED:  February 14, 1997
                                    By:  /s/ Dale T. Brinkman
                                         _______________________________________
                                             Dale T. Brinkman, Asst. Secretary